UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 7)

LILIS ENERGY, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

532403201

(CUSIP Number)

David A. Marple

Värde Partners, Inc.

901 Marquette Ave. S, Suite 3300

Minneapolis, MN 55402

(952) 893-1554

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Julian J. Seiguer

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002

(713) 836-3600

December 26, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 532403201	Page 2 of 21

(1)	Name of reporting person The Värde Fund XI (Master), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 23,779,606
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 21,941,640
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 23,779,606
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 26.0%*
(14)	Type of reporting person (see instructions): PN

*

The ownership percentage has been calculated based on an aggregate total of 71,969,815 shares of Common Stock (as defined below) issued and outstanding as of October 31, 2018, plus (i) the 14,015,066 shares of Common Stock beneficially owned by the Reporting Persons in connection with the Term Loan as of October 31, 2018, (ii) the 19,512,195 shares of Common Stock, rounded up to the nearest share, beneficially owned in connection with the Series C-1 Preferred Stock (as defined below), excluding 3,112,239 shares of Common Stock, with regards to which the Reporting Persons may be entitled to shared voting power in connection with the Series C-1 Preferred Stock, (iii) the 4,878,049 shares of Common Stock, rounded up to the nearest share, beneficially owned in connection with the Series C-2 Preferred Stock (as defined below), excluding 790,885 shares of Common Stock with regards to which the Reporting Persons may be entitled to shared voting power in connection with the Series C-2 Preferred Stock and (iv) the 8,386,082 shares of Common Stock, rounded up to the nearest share, beneficially owned in connection with the Series D Preferred Stock (as defined below), excluding 515,052 shares of Common Stock the Reporting Persons with regards to which such persons may be entitled to shared voting power in connection with the Series D Preferred Stock.

CUSIP No. 532403201	Page 3 of 21

(1)	Name of reporting person The Värde Fund XI G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 23,779,606
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 21,941,640
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 23,779,606
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 26.0%*
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 4 of 21

(1)	Name of reporting person The Värde Fund XII (Master), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 16,920,009
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 15,612,231
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 16,920,009
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 19.7%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 5 of 21

(1)	Name of reporting person The Värde Fund XII G.P., L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 16,920,009
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 15,612,231
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 16,920,009
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 19.7%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 6 of 21

(1)	Name of reporting person The Värde Fund XII UGP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 16,920,009
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 15,612,231
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 16,920,009
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 19.7%*
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 7 of 21

(1)	Name of reporting person The Värde Skyway Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 0%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 8 of 21

(1)	Name of reporting person The Värde Skyway Mini-Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 6,029,927
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 5,563,860
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 6,029,927
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 7.8%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 9 of 21

(1)	Name of reporting person The Värde Skyway Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,401,171
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,292,875
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 1,401,171
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 1.9%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 10 of 21

(1)	Name of reporting person The Värde Skyway Fund G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 7,431,098
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 6,856,735
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 7,431,098
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 9.5%*
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 11 of 21

(1)	Name of reporting person Värde Investment Partners (Offshore) Master, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 3,429,686
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,164,598
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 3,429,686
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 4.6%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 12 of 21

(1)	Name of reporting person The Värde Fund VI-A, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,714,956
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,582,406
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 1,714,956
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 2.3%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 13 of 21

(1)	Name of reporting person Värde Investment Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 3,886,976
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,586,544
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 3,886,976
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 5.2%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 14 of 21

(1)	Name of reporting person Värde Investment Partners G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 9,031,618
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 8,333,548
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 9,031,618
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 11.4%*
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 15 of 21

(1)	Name of reporting person Värde Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 57,162,331
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 52,744,155
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 57,162,331
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 48.1%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 16 of 21

(1)	Name of reporting person Värde Partners, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 57,162,331
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 52,744,155
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 57,162,331
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 48.1%*
(14)	Type of reporting person (see instructions): CO

CUSIP No. 532403201	Page 17 of 21

(1)	Name of reporting person George G. Hicks
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 57,162,331
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 52,744,155

(11)	Aggregate amount beneficially owned by each reporting person: 57,162,331
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 48.1%*
(14)	Type of reporting person (see instructions): IN

CUSIP No. 532403201	Page 18 of 21

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock (the “Common Stock”), par value $0.0001 per share, of Lilis Energy, Inc., a Nevada corporation (the “Issuer”). The Issuer has its principal executive offices at 300 E. Sonterra Blvd., Suite 1220, San Antonio, TX 78258.

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Schedule 13D filed by the Reporting Persons on May 8, 2017, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed by the Reporting Persons on July 14, 2017, as amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed by the Reporting Persons on August 12, 2017, as amended by Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed by the Reporting Persons on November 17, 2017, as amended by Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed by the Reporting Persons on January 8, 2018, as amended by Amendment No. 5 to Schedule 13D (“Amendment No. 5”) filed by the Reporting Persons on February 2, 2018 and as amended by Amendment No. 6 to Schedule 13D (“Amendment No. 6”) filed by the Reporting Persons on October 16, 2018 (as so amended through this Amendment No. 7, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 7 shall have the meanings ascribed to them in the Schedule 13D. The filing of this Amendment No. 7 shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in the Schedule 13D or that this Amendment No. 7 is required under Rule 13d-2 of the Securities Exchange Act.

Item 2. Identity and Background

Clause (a) of Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being jointly filed by:

(i) The Värde Fund XI (Master), L.P., a Delaware limited partnership (“Fund XI”);

(ii) The Värde Fund XI G.P., LLC, a Delaware limited liability company (“Fund XI GP”), the general partner of Fund XI;

(iii) The Värde Fund XII (Master), L.P. a Delaware limited partnership (“Fund XII”);

(iv) The Värde Fund XII G.P., L.P., a Delaware limited partnership (“Fund XII GP”), the general partner of Fund XII;

(v) The Värde Fund XII UGP, LLC, a Delaware limited liability company (“Fund XII UGP”), the general partner of Fund XII GP;

(vi) The Värde Skyway Mini-Master Fund, L.P., a Cayman Islands exempted limited partnership (“Mini-Master Skyway Fund”);

(vii) The Värde Skyway Fund, L.P., a Delaware limited partnership (“Värde Skyway Fund”);

(viii) The Värde Skyway Fund G.P., LLC, a Delaware limited liability company (“Skyway Fund GP”), the general partner of Skyway Fund;

(xx) Värde Investment Partners (Offshore) Master, L.P., a Cayman Islands exempted limited partnership (“VIP Offshore”);

(x) The Värde Fund VI-A, L.P., a Delaware limited partnership (“Fund VI-A”);

CUSIP No. 532403201	Page 19 of 21

(xi) Värde Investment Partners, L.P., a Delaware limited partnership (“VIP”);

(xii) Värde Investment Partners G.P., LLC, a Delaware limited liability company (“VIP GP”), the general partner of VIP Offshore, Fund VI-A and VIP;

(xiii) Värde Partners, L.P., a Delaware partnership (“Managing Member”), the managing member of Fund XI GP, Fund XII UGP, Skyway Fund GP and VIP GP;

(xiv) Värde Partners, Inc., a Delaware corporation (“General Partner”), the general partner of the Managing Member; and

(xv) Mr. George G. Hicks (“Mr. Hicks”), the chief executive officer of the General Partner;

((i) through (xv) above are each referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of December 27, 2018, a copy of which is attached hereto as Exhibit A.

The second sentence of Clause (f) of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Each of the other Reporting Persons is organized in the State of Delaware except VIP Offshore, Skyway Fund and Mini-Master Skyway Fund, which are organized under the laws of the Cayman Islands.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

Pursuant to the Assignment and Assumption Agreement, dated as of December 26, 2018, by and among The Värde Skyway Master Fund, L.P., a Cayman Islands exempted limited partnership (“Skyway Fund”), Mini-Master Skyway Fund and Värde Skyway Fund (the “Common and Preferred Stock Assignment and Assumption Agreement”), Skyway Fund assigned all of the Skyway Fund’s rights and interest in and to the Securities Purchase Agreement, the Registration Rights Agreement, the Transaction Agreement and the October 10, 2018 Registration Rights Agreement to each of Mini-Master Skyway Fund and Värde Skyway Fund and each of Mini-Master Skyway Fund and Värde Skyway Fund, respectively, assumed Skyway Fund’s duties and obligations under each of the Securities Purchase Agreement, the Registration Rights Agreement, the Transaction Agreement and the October 10, 2018 Registration Rights Agreement.

Pursuant to the Assignment and Assumption dated as of December 27, 2018, by and between Skyway Fund and Mini-Master Skyway Fund, and the Assignment and Assumption dated as of December 27, 2018, by and between Skyway Fund and Värde Skyway Fund (collectively, the “Term Loan Assignments and Assumptions”), Skyway Fund assigned all of the Skyway Fund’s rights and interest in and to the Term Loan Credit Agreement to each of Mini-Master Skyway Fund and Värde Skyway Fund and each of Mini-Master Skyway Fund and Värde Skyway Fund, respectively, assumed Skyway Fund’s duties and obligations under the Term Loan Credit Agreement.

Item 4. Purpose of Transaction

The information set forth in Item 3 is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, subject to the limitations in the Securities Purchase Agreement, the Reporting Persons or their designee(s) to the Issuer’s board of directors

CUSIP No. 532403201	Page 20 of 21

may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors. During the course of such communications, the Reporting Person may advocate or oppose one or more courses of action.

Except as set forth herein and below, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, or any of the other individuals named in Item 2 above, have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time. The Reporting Persons reserve the right to change their intention with respect to any or all of the matters required to be disclosed in this Item 4.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby supplemented by adding the following:

(a) The Reporting Persons beneficially own 57,162,331 shares of Common Stock, representing 48.1% of the outstanding shares.

The number of shares of Common Stock beneficially owned in connection with the Series C-1 Preferred Stock is based upon: (1) with respect to dispositive power, an initial aggregate Stated Value of $100,000,000 multiplied by the optional redemption percentage of 120% and divided by the initial conversion price of $6.15 and (2) with respect to voting power, an initial aggregate Stated Value of $100,000,000 divided by $4.42.

The number of shares of Common Stock beneficially owned in connection with the Series C-2 Preferred Stock is based upon: (1) with respect to dispositive power, an initial aggregate Stated Value of $25,000,000 multiplied by the optional redemption percentage of 120% and divided by the initial conversion price of $6.15 and (2) with respect to voting power, an initial aggregate Stated Value of $25,000,000 divided by $4.41.

The number of shares of Common Stock beneficially owned in connection with the Series D Preferred Stock is based upon: (1) with respect to dispositive power, an initial aggregate Stated Value of $39,254,000 multiplied by the optional redemption percentage of 117.5% and divided by the initial conversion price of $5.50 and (2) with respect to voting power, an initial aggregate Stated Value of $39,254,000 divided by $4.41.

The ownership percentage appearing on such cover pages has been calculated based on an aggregate total of 71,969,815 shares of Common Stock issued and outstanding as of October 31, 2018, plus (i) the 14,015,066 shares of Common Stock beneficially owned by the Reporting Persons in connection with the Term Loan as of October 31, 2018, (ii) the 19,512,195 shares of Common Stock, rounded up to the nearest share, beneficially owned in connection with the Series C-1 Preferred Stock, excluding 3,112,239 shares of Common Stock, with regards to which the Reporting Persons may be entitled to shared voting power in connection with the Series C-1 Preferred Stock, (iii) the 4,878,049 shares of Common Stock, rounded up to the nearest share, beneficially owned in connection with the Series C-2 Preferred Stock, excluding 790,885 shares of Common Stock with regards to which the Reporting Persons may be entitled to shared voting power in connection with the Series C-2 Preferred Stock and (iv) the 8,386,082 shares of Common Stock, rounded up to the nearest share, beneficially owned in connection with the Series D Preferred Stock, excluding 515,052 shares of Common Stock the Reporting Persons with regards to which such persons may be entitled to shared voting power in connection with the Series D Preferred Stock.

(b) As described in Items 1 and 3 of this Schedule 13D, each of Fund XI, Fund XI GP, as the general partner of Fund XI GP, Fund XII, Fund XII GP, as the general partner of Fund XII, Fund XII UGP, as the general partner of Fund XII GP, Skyway Fund, Skyway Fund GP, as the general partner of Mini-Master Skyway Fund and Värde Skyway Fund, Fund VI-A, VIP, VIP Offshore and VIP GP as the general partner of Fund VI-A, VIP and VIP Offshore, directly own 57,162,331 shares of Common Stock.

See items 7 through 10 of the cover pages to this Amendment No. 7 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

The Reporting Persons have not engaged in any other transactions, other than as disclosed above, in the Issuer’s Common Stock during the last 60 days.

CUSIP No. 532403201	Page 21 of 21

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Item 3 above summarizes certain provisions of the Common and Preferred Stock Assignment and Assumption Agreement and the Term Loan Assignments and Assumptions. Copies of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Item 7. Material to Be Filed As Exhibits

Exhibit A	Joint Filing Agreement, dated December 27, 2018 by and among the Reporting Persons.

Exhibit B	Assignment and Assumption Agreement, dated as of December 26, 2018, by and among The Värde Skyway Master Fund, L.P., The Värde Skyway Mini-Master Fund, L.P., and The Värde Skyway Fund, L.P.

Exhibit C	Assignment and Assumption, dated as of December 27, 2018, by and between The Värde Skyway Master Fund, L.P. and The Värde Skyway Mini-Master Fund, L.P.

Exhibit D	Assignment and Assumption, dated as of December 27, 2018, by and between The Värde Skyway Master Fund, L.P. and The Värde Skyway Fund, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 27, 2018

THE VÄRDE FUND XI (Master), L.P.
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XI G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII (MASTER), L.P.
By:	The Värde Fund XII G.P., L.P., Its General Partner
By:	The Värde Fund XII UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII G.P., L.P.
By:	The Värde Fund XII UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII UGP, LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY MASTER FUND, L.P.
By:	Värde Skyway Fund G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY MINI-MASTER FUND, L.P.
By:	Värde Skyway Fund G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY FUND, L.P.
By:	Värde Skyway Fund G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY FUND G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND VI-A L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, L.P.
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, INC.

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

GEORGE G. HICKS

By:	/s/ George G. Hicks
Name:	George G. Hicks